FEDERATED INTERNATIONAL SERIES, INC.

                            Federated Investors Funds
                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7000

                                  June 2, 2005
EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

RE:    Form N-14

              FEDERATED INTERNATIONAL SERIES, INC.
              1933 Act File No. 333-124026
              1940 Act File No. 811-3984

Dear Sir or Madam:

     I am writing to correct the record regarding a filing made today, June 2, 2005, with the Commission for Federated International Series, Inc. The filing was inadvertently transmitted on Conformed Submission Type DEF14A. The correct Conformed Submission Type is DEFA14A.

         The registrant hereby requests to withdraw the filing made today, June 2, 2005, on Conformed Submission Type DEF14A. The Accession number of this filing was 0001318148-05-000254.

     The registrant will transmit the filing again on the correct Conformed Submission Type DEFA14A.

     If you have any questions on the enclosed  material,  please  contact me at
(412) 288-1097.

                                                     Very truly yours,



                                                     /s/ Heather A. Eastgate
                                                     Heather A. Eastgate
                                                     Senior Paralegal

Enclosures